                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT # __)

                           CREATIVE TECHNOLOGIES CORP.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   225290-40-2
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                         (CUSIP NUMBER FOR COMMON STOCK)

                                 DAVID SELENGUT
                   C/O ELLENOFF GROSSMAN SCHOLE & CYRULI, LLP.
                              370 LEXINGTON AVENUE
                              NEW YORK, N.Y. 10017
                                 (212) 370-1300
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    6/29/2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

                         (CONTINUED ON FOLLOWING PAGES)

                                  (PAGE 1 OF 5)

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CUSIP No. 225290-40-2                  13D                           Page 2 of 5


1)  Name of Reporting Person: Bonnie Septimus
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
         (a)  [ ]
         (b)  [ ]

3)  SEC Use Only

4)  Source of Funds (See Instructions):  00

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of                  7)       Sole Voting Power:          5,838,666
Shares
Beneficially               8)       Shared Voting Power:        -0-
Owned by
Reporting                  9)       Sole Dispositive Power:     5,838,666
Person With
                           10)      Shared Dispositive Power:   -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                5,838,666

12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                  [x]

13) Percent of Class Represented by Amount in Row (11): 34.6%

14) Type of Reporting Person (See Instructions): IN

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CUSIP No. 225290-40-2                  13D                           Page 3 of 5

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $.09 par value, Creative Technologies Corp., 170-53rd Street, Brooklyn, N.Y. 11232

ITEM 2.  IDENTITY AND BACKGROUND

         I.   INDIVIDUAL SECURITYHOLDER

              Bonnie Septimus

              (a)  Bonnie Septimus.

              (b) Mrs. Septimus's address is 445 Central Avenue, Cedarhurst, New York 11516.

              (c)  Mrs. Septimus is currently a homemaker.

              (d) During the last five(5) years, Mrs. Septimus has not been convicted in a criminal proceeding.

              (e) During the last five years, Mrs. Septimus has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  Bonnie Septimus is a citizen of the USA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Issued upon conversion of 1996-A Preferred Stock owned by Mrs. Septimus and her husband Barry Septimus.

ITEM 4.  PURPOSE OF TRANSACTION

         None.

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

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CUSIP No. 225290-40-2                  13D                           Page 4 of 5

         A.   5,838.666                     34.6%

                   This amount includes 35,000 shares held by Mrs. Septimus in trust for her children. This amount also includes 176,000 shares of Common Stock issuable upon conversion of 110 shares of 1996-A Preferred Stock. This amount does not include 1,325.5 shares of 1997 Preferred Stock which are entitled to 1000 votes per share along with the holders of the common stock. This also does not include 2,495 shares of Common Stock owned by her husband Barry Septimus as to which she disclaims beneficial ownership of.


         B.   Sole Voting Power         -        5,838,666
              Shared Voting Power       -        -0-
              Sole Dispositive Power    -        5,838,666
              Shared Dispositive Power  -        -0-

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

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CUSIP No. 225290-40-2                  13D                           Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2000


                                                  /s/ Bonnie Septimus
                                                -------------------------------
                                                      Bonnie Septimus